                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January,2003
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


            Form 20-F [  x  ]                      Form 40-F  [    ]


[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


            Yes [      ]                           No [  x  ]


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) : 82-     .]

POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of certain Q&A documents presented during an CEO Forum held in Seoul, Korea on January 16, 2003.

EXHIBIT 99.1

POSCO will consider the plan for purchasing of treasury stock to increase shareholders value.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      POSCO
                                      -----
                                  (Registrant)

Date January 16, 2003           By Lee Dong-Hee
     ----------------              ------------
                                   (Signature)*

*Print the name and title under the signature of the signing officer.

                                               Name: Lee Dong-Hee
                                               Title: General Manager of Finance
                                                      Management Department